Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) less equity in earnings plus distributions received from unconsolidated affiliates net of equity in earnings plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our combined consolidated financial statements and the related notes thereto which are incorporated by reference in this prospectus.

In millions	Historical
	Years ended December 31,					Nine months ended September 30,
	2011	2012	2013	2014	2015	2016
	In millions
EARNINGS:
Earnings before income taxes less equity in earnings	$11	$48	$18	$72	$264	$249
Distributions received from unconsolidated affiliates, net of equity in earnings	—	—	—	—	3	11
Interest expense whether expensed or capitalized	1	8	37	107	149	133
Capitalized interest		(1)	(2)	(6)	(9)	(4)
Amortization of debt premium	—	—	—	(1)	(1)	(1)
Amortization of debt issuance costs	1	2	4	9	11	10
Estimated interest portion of rents (a)	—	—	1	3	4	3

Total Earnings	13	57	58	184	421	401

FIXED CHARGES:
Interest expense whether expensed or capitalized	1	8	37	107	149	133
Amortization of debt premium	—	—	—	(1)	(1)	(1)
Amortization of debt issuance costs	1	2	4	9	11	10
Estimated interest portion of rents (a)	—	—	1	3	4	3

Total Fixed Charges	$2	$10	$42	$118	$163	$145

RATIO OF EARNINGS TO FIXED CHARGES	6.5	5.7	1.4	1.6	2.6	2.8

Deficiency amount	N/A	N/A	N/A	N/A	N/A	N/A

(a)	Total rental expense was approximately $3 million, $4 million, $8 million, $15 million and $19 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively, and $19 million for the nine months ended September 30, 2016.